Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement

No. 333-214056

May 11, 2017

United Parcel Service, Inc.

FINAL TERM SHEET

Security Offered:	2.350% Senior Notes due 2022 (the “Fixed Rate Notes”)

Issuer:	United Parcel Service, Inc. (the “Company”)

Expected Ratings:*	A1/A+

Principal Amount:	$600,000,000

Trade Date:	May 11, 2017

Settlement Date:	May 16, 2017 (T+3)

Maturity:	May 16, 2022

Price to Public:	99.859%

Benchmark Security:	1.875% UST due April 30, 2022

Benchmark Security Price and Yield:	99-23 3/4; 1.930%

Spread to Benchmark Security:	45 basis points

Yield to Maturity:	2.380%

Coupon (Interest Rate):	2.350%

Record Dates:	May 2 and November 2 of each year, commencing on November 2, 2017

Interest Payment Dates:	May 16 and November 16 of each year, commencing on November 16, 2017

Minimum Denominations:	The Fixed Rate Notes will be issued in denominations of $2,000 and in integral multiples of $1,000.

Optional Redemption:

The Fixed Rate Notes will be redeemable at the Company’s option at any time prior to April 16, 2022 (one month prior to their maturity), as a whole or in part, at the greater of (i) 100% of the principal amount of such Fixed Rate Notes and (ii) the sum of the present values of remaining scheduled payments of principal and interest on the notes to be redeemed that would be due from the redemption date to April 16, 2022 (one month prior to their maturity), discounted to the redemption date on a semi-annual basis at the at the discount rate of the Treasury Rate plus 10 basis points, plus accrued interest to the redemption date.

The Fixed Rate Notes will be redeemable at the Company’s option at any time on or after April 16, 2022 (one month prior to their maturity), at a redemption price equal to 100% of the principal amount of such Fixed Rate Notes, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

CUSIP:	911312 BB1

ISIN:	US911312BB15

Form:	DTC, Book-Entry

Law:	New York

Joint Book-Running Managers:

Barclays Capital Inc.

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

UBS Securities LLC

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Wells Fargo Securities, LLC

Co-Managers:

BNP Paribas Securities Corp.

SG Americas Securities, LLC

MUFG Securities Americas Inc.

Lloyds Securities Inc.

Standard Chartered Bank

BNY Mellon Capital Markets, LLC

Commerzbank Aktiengesellschaft

Fifth Third Securities, Inc.

HSBC Securities (USA) Inc.

Mizuho Securities USA LLC

U.S. Bancorp Investments, Inc.

The Williams Capital Group, L.P.

CastleOak Securities, L.P.

Concurrent Offering:	Concurrent with the offering of these notes, the Company is offering its Floating Rate Notes due 2022.

To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect sales of notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations. Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov.

Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. toll free at 1-888-603-5847; Goldman Sachs & Co. LLC toll-free at 866-471-2526; Morgan Stanley & Co. LLC toll-free at 1-866-718-1649; or UBS Securities LLC toll-free at 1-888-827-7275.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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